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                          November 10, 2022

       James Potter
       Interim General Counsel
       Sovos Brands, Inc.
       168 Centennial Parkway, Suite 200
       Louisville, CO 80027

                                                        Re: Sovos Brands, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 2,
2022
                                                            File No. 333-268119

       Dear James Potter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Alex Lynch